

January 23, 2018

George C. Nicholson
Senior V.P., Chief Accounting Officer and CFO
NZCH Corporation
45o Park Avenue, 29th Floor
New York, New York 10022

      Re: NZCH Corporation
             Amendment No. 1 to Schedule 13E-3
             Filed on January 22, 2018
             File Nos. 005-84901

Dear Mr. Nicholson,

      We have reviewed the above-captioned filing, and have the following comment. Our comment may ask for additional information so that we may better understand the disclosure.

      Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to the comment, we may have additional comments.

      If you do not believe our comment applies to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Schedule 13E-3/A

1. We note the response to prior comment numbers five and nine in our letter dated January 10, 2018, and the corresponding amended disclosures. Rule 13e-3(e) imposes a disclosure obligation on both the issuer and the affiliate engaged in a Rule 13e-3 transaction as distinguished from one party to the exclusion of any others "engaged" in the transaction within the meaning of Rule 13e-3(b). See Question and Answer No. 5 in Exchange Act Release 17719 (April 13, 1981). Accordingly, please revise the Schedule 13E-3 to not only have HRG sign the required filing, but also produce the fairness determination regulated under Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A. In addition, please provide any other disclosures omitted by HRG given its obligation under Rule 13e-3(e).

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions